UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei and Tsue Sik Yu
Name:	Xiao Zongwei and Tsue Sik Yu
Title:	Joint Company Secretaries
Dated: February 24, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated February 23, 2009, entitled “CNOOC Ltd. Announces Successful Appraisal Well in Liwan 3-1”.

For Immediate Release

CNOOC Ltd. Announces Successful Appraisal Well in Liwan 3-1

(Hong Kong, February 23, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the first appraisal well at Liwan3-1 on Block 29/26 has been successfully completed by its partner Husky Oil China Limited (a subsidiary of Husky Energy Inc.).

In August 2004, the parent company of CNOOC Ltd entered into a production sharing contract with Husky for deepwater block 29/26 in the Pearl River Mouth Basin. The Liwan 3-1 discovery was made in the block in 2006.

This first appraisal well, Liwan 3-1-2, is located about 350 kilometers south east of Hong Kong. The drilling activities commenced in November 2008. The total vertical depth of the well is 3,887 meters, with water depth of about 1,345 meters. Drilled on a large structure with 55 square kilometers of mapped closure, the well encountered 36 meters of net gas pay over the main reservoir zone.

Test results of the well showed flow at equipment restricted rate of up to 53 million cubic feet of gas per day, providing further evidence of Liwan 3-1 as a major gas discovery deep water offshore China. Future deliverability is expected to reach over 150 million cubic feet per day.

To clarify the extent of the discovery and determine the flow capacity of the reservoir, further evaluation will be conducted in the near future.

The Company has the right to participate up to 51% working interest during the development period. Husky acts as the Operator in the block.

- End -
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com